Exhibit 99.1

FinVolution Group Reports Second Quarter 2022 Unaudited Financial Results

-Ninth consecutive quarters of transaction volume growth-

-Total Transaction Volume in Q2 2022 reached new record high of RMB41.5 billion-

SHANGHAI, August 22, 2022 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the second quarter ended June 30, 2022.

	For the Three Months Ended / As of		YoY Change
	June 30, 2021	June 30, 2022
Total Transaction Volume (RMB in billion)[1]	33.4	41.5	24.3%
Transaction Volume (China’s Mainland)	32.5	40.6	24.9%
Transaction Volume (International)[2]	0.94	0.91	-3.2%
Total Outstanding Loan Balance (RMB in billion)	39.2	56.4	43.9%
Outstanding Loan Balance (China’s Mainland)[3]	38.9	55.9	43.7%
Outstanding Loan Balance (International)[4]	0.30	0.48	60.0%

Second Quarter 2022 Operational Highlights

Continued transition towards better-quality borrowers

•	Total cumulative registered users[5] reached 149.3 million as of June 30, 2022.

•	Total number of unique borrowers[6] for the second quarter of 2022 was 3.1 million.

•	Total number of repeat borrowers[7] for the second quarter of 2022 was 2.5 million.

Total Transaction Volume and outstanding loan balance continued consistent growth momentum

•	Total transaction volume reached RMB41.5 billion for the second quarter of 2022, an increase of 24.3% compared to the same period of 2021.

•	Transaction volume facilitated for repeat borrowers[8] for the second quarter of 2022 was RMB36.7 billion, an increase of 39.5% compared to the same period of 2021.

•	Total outstanding loan balance reached RMB56.4 billion as of June 30, 2022, an increase of 43.9% compared to June 30, 2021.

Small business owners’ loans continued to scale up with steady growth

•

Transaction volume facilitated for small business owners for the second quarter of 2022 was RMB10.4 billion, representing 25.1% of total transaction volume in the second quarter of 2022 and an increase of 67.7% compared to the same period of 2021.

•	Total numbers of small business owners served for the second quarter of 2022 was 501 thousand, an increase of 22.8% compared to the same period of 2021.

International expansion continued to strengthen with transition to better-quality borrowers

•	Transaction volume facilitated in the international markets for the second quarter of 2022 was RMB 0.91 billion, a decrease of 3.2% compared to the same period of 2021.

•	Outstanding loan balance for international markets[4] as of June 30, 2022 was RMB0.48 billion, representing an increase of 60.0% from June 30, 2021.

More operational highlights

•	90 day+ delinquency ratio[9] was 1.60% as of June 30, 2022, compared to 1.01% as of June 30, 2021.

•	Average loan size[10] was RMB6,978 for the second quarter of 2022, compared to RMB4,403 in the same period of 2021.

•	Average loan tenor[11] was 8.7 months for the second quarter of 2022, compared with 8.1 months in the same period of 2021.

Second Quarter 2022 Financial Highlights

•	Net revenue was RMB2,666.0 million (US$398.0 million) for the second quarter of 2022, an increase of 11.8% from RMB2,384.1 million for the same period of 2021.

•	Net profit was RMB585.2 million (US$87.4 million) for the second quarter of 2022, a decrease of 5.7% from RMB620.4 million for the same period of 2021.

•

Non-GAAP adjusted operating income[12], which excludes share-based compensation expenses before tax, was RMB681.5 million (US$101.7 million) for the second quarter of 2022, a decrease of 6.1% from RMB726.1 for the same period of 2021.

•	Non-GAAP net profit attributable to FinVolution Group[13] was RMB606.0 million (US$90.5 million) for the second quarter of 2022, a decrease of 6.5% from RMB647.8 for the same period of 2021.

•

Diluted net profit per American depositary share (“ADS”) was RMB1.98 (US$0.30) and diluted net profit per share was RMB0.40 (US$0.06), a decrease of 6.2% from the same period of 2021. Non-GAAP diluted net profit per ADS was RMB2.06 (US$0.31) and non-GAAP diluted net profit per share was RMB0.41 (US$0.06), a decrease of 5.1% from the same period of 2021. Each ADS of the Company represents five Class A ordinary shares of the Company.

[1]	Represents total transaction volume facilitated in China’s Mainland and overseas markets on the Company’s platforms during the period presented.
[2]	Represents our overseas markets outside China’s Mainland.
[3]	Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market delinquent within 180 days from such date.
[4]	Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in overseas markets delinquent within 30 days from such date.
[5]	On a cumulative basis, the total number of users registered on the Company’s platforms as of June 30, 2022.
[6]	Represents the total number of borrowers whose transactions were facilitated on the Company’s platforms during the period presented.
[7]	Represents the total number of repeat borrowers who have successfully borrowed on our platform in the past and borrowed on the Company’s platforms during the period presented.

[8]	Represents transaction volume facilitated for the repeat borrowers who successfully completed their transaction on the Company’s platforms during the period presented.
[9]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-and-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[10]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.
[11]	Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.
[12]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.
[13]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted net profit attributable to FinVolution Group.

Mr. Feng Zhang, Chief Executive Officer of FinVolution, commented, “Together with the Company’s ongoing transition towards better quality borrowers in both domestic and international markets coupled with our long-term goal of financial inclusion, these advantages further contributed to our growth momentum in this challenging quarter. Encouragingly, our total transaction volume continuously increased for the ninth consecutive quarter, reaching RMB41.5 billion and representing a year-over-year increase of 24.3% and a quarter-over-quarter increase of 4.5%”.

“We also remained committed towards supporting small business owners during this challenging period. During the second quarter, we served over 500 thousand small business owners across a variety of industries such as wholesale, retail and manufacturing, among others, representing an increase of 22.8% from the same period of 2021. Transaction volume for this business further increased 67.7% year-over-year to a new record high of RMB10.4 billion in the second quarter of 2022, contributing 25.1% of total transaction volume in the same period”.

With Covid-19 policies easing in the Southeast Asia region, transaction volume in our international markets increased to RMB0.91 billion in the second quarter of 2022. More excitingly, outstanding loan balances for our international markets increased to RMB0.48 billion as of June 30, 2022, representing a year-over-year increase of 60.0% and a quarter-over-quarter increase of 33.3%.

“Last but not least, we continued to make strides in improving our ESG management practices and advancing our ESG initiatives during the quarter. Our recently distributed fourth annual ESG report of the Company, highlights our ESG policies and accomplishments in 2021 as well as our ongoing endeavors. We will continue to reinforce our ESG engagement and responsibilities at multiple levels,” concluded Mr. Zhang.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “Consistent improvements in numerous operational metrics across multiple market cycles clearly illustrate the effectiveness of our technological refinements. Bolstered by these strengths, our net revenues for the second quarter grew to RMB2.7 billion, an increase of 11.8% year-over-year.”

“Even more encouragingly, we also delivered a strong non-GAAP adjusted operating income12 of RMB681.5 million and maintained a substantial balance sheet with RMB11.4 billion in total shareholders’ equity as of June 30, 2022. Supported by a strong financial position, we are well prepared to capture both existing and new opportunities in the markets in which we operate,” concluded Mr. Xu.

Second Quarter 2022 Financial Results

Net revenue for the second quarter of 2022 increased by 11.8% to RMB2,666.0 million (US$398.0 million) from RMB2,384.1 million in the same period of 2021, primarily due to the increase in loan facilitation service fees and post facilitation service fees.

Loan facilitation service fees increased by 10.5% to RMB1,052.1 million (US$157.1 million) for the second quarter of 2022 from RMB952.4 million in the same period of 2021. This increase was primarily due to the increase in transaction volume, partially offset by the decrease in service fee rates.

Post-facilitation service fees increased by 61.1% to RMB482.8 million (US$72.1 million) for the second quarter of 2022 from RMB299.6 million in the same period of 2021, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB709.5 million (US$105.9 million) for the second quarter of 2022 compared to RMB665.7 million in the same period of 2021. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans, partially offset by the improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As the Company transitioned its business towards better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality.

Net interest income decreased by 8.3% to RMB282.9 million (US$42.2 million) for the second quarter of 2022, from RMB308.5 million in the same period of 2021. This decrease was primarily due to the decrease in interest rates, partially offset by the increase in the outstanding loan balance of on balance sheet loans.

Other revenue decreased by 12.2% to RMB138.6 million (US$20.7 million) for the second quarter of 2022 from RMB157.9 million in the same period of 2021, primarily due to the decrease in customer referral fees from other third-party platforms.

Origination, servicing expenses and other costs of revenue increased by 16.4% to RMB529.7 million (US$79.1 million) for the second quarter of 2022 from RMB455.0 million in the same period of 2021, primarily due to the increase in employees’ expenditures and fees paid to the third-party service providers as a result of the increase in loan origination volume.

Sales and marketing expenses decreased by 30.9% to RMB327.1 million (US$48.8 million) for the second quarter of 2022 from RMB473.2 million in the same period of 2021 as a result of the decreased investments in the acquisition of new borrowers on the Company’s platform due to Covid-19 resurgence in China.

Research and development expenses increased by 10.9% to RMB116.0 million (US$17.3 million) for the second quarter of 2022, from RMB104.6 million in the same period of 2021, due to the increased investments in technology development.

General and administrative expenses decreased by 24.0% to RMB95.8 million (US$14.3 million) for the second quarter of 2022 compared to RMB126.1 million in the same period of 2021, primarily due to the increase in operating efficiency.

Provision for accounts receivable and contract assets increased by 99.2% to RMB94.4 million (US$14.1 million) for the second quarter of 2022 compared to RMB47.4 million in the same period of 2021. This increase was primarily due to the increase in outstanding loan balances, partially offset by a lower expected default rate as a result of the transition to better quality borrowers.

Provision for loans receivable was RMB59.1 million (US$8.8 million) for the second quarter of 2022, compared to RMB81.9 million in the same period of 2021. The decrease was primarily due to a lower-than-expected default rate as a result of the transition to better quality borrowers, partially offset by the increase in outstanding loan balance of on balance sheet loans.

Credit losses for quality assurance commitment were RMB787.1 million (US$117.5 million) for the second quarter of 2022 compared to RMB391.1 million in the same period of 2021. This increase was primarily due to the increase in outstanding loan balances, partially offset by lower expected default rate as a result of the transition to better quality borrowers.

Operating profit decreased by 6.8% to RMB656.7 million (US$98.0 million) for the second quarter of 2022 from RMB704.7 million in the same period of 2021.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB681.5 million (US$101.7 million) for the second quarter of 2022, representing a decrease of 6.1% from RMB726.1 million in the same period of 2021. Non-GAAP net profit attributable to FinVolution Group was RMB606.0 million (US$90.5 million) for the second quarter of 2022, representing a decrease of 6.5% from RMB647.8 for the same period of 2021.

Other income increased by 81.8% to RMB46.9 million (US$7.0 million) for the second quarter of 2022 from RMB25.8 million in the same period of 2021, mainly due to the increase in government subsidy and investment gains.

Income tax expense was RMB118.4 million (US$17.7 million) for the second quarter of 2022, compared to income tax expenses of RMB110.1 million in the same period of 2021. This increase was mainly due to a change in preferential tax rate for certain qualified subsidiaries, partially offset by the decline in pre-tax profit.

Net profit was RMB585.2 million (US$87.4 million) for the second quarter of 2022, compared to RMB620.4 million in the same period of 2021.

Net profit attributable to ordinary shareholders of the Company was RMB581.2 million (US$86.8 million) for the second quarter of 2022, compared to RMB626.4 million in the same period of 2021.

Diluted net profit per ADS was RMB1.98 (US$0.30) and diluted net profit per share was RMB0.40 (US$0.06), a decrease of 6.2 % year-over-year. Non-GAAP diluted net profit per ADS was RMB2.06 (US$0.31) and non-GAAP diluted net profit per share was RMB0.41 (US$0.06), a decrease of 5.1% year-over-year. Each ADS represents five Class A ordinary shares of the Company.

As of June 30, 2022, the Company had cash and cash equivalents of RMB4,277.3 million (US$638.6 million) and short-term investments mainly in wealth management products of RMB907.3 million (US$135.5 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in China’s Mainland as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30, 2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%
September 30, 2021	0.34%	0.51%	0.43%	0.39%	0.33%	0.32%
December 31, 2021	0.39%	0.67%	0.55%	0.49%	0.41%	0.36%
March 31, 2022	0.35%	0.64%	0.57%	0.58%	0.57%	0.49%
June 30, 2022	0.31%	0.55%	0.58%	0.53%	0.55%	0.52%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of June 30, 2022:

Business Outlook

Given COVID-19’s resurgence in China since the beginning of 2022, the Company will continue to closely monitor the pandemic situation and remain vigilant in its business operations. As such, the Company holds a cautious view of its operations and anticipates its transaction volume in the third quarter of 2022, to be in the range of RMB44.0 billion to RMB45.0 billion, representing a year-over-year increase of 15.5% to 18.1%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customer and institutional investor demands, all of which are subject to change.

Shares Repurchase Program Update

On August 21, 2022, the board of directors of the Company approved the expansion of the Company’s existing share repurchase program from up to US$60 million to up to US$140 million and the extension for another twelve months from January 1, 2023, through December 31, 2023, which allows the Company to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$140 million until December 31, 2023. This share repurchase program was initially approved by the board of directors of the Company on August 24, 2020, and an extension of the term of this share repurchase program until December 31, 2022, was approved by the board of directors of the Company on November 17, 2021. The share repurchase program shall be subject to general business conditions, market conditions and applicable securities regulations.

As of July 31, 2022, in combination with the Company’s historical and existing share repurchase programs, the Company had repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$158.0 million.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on August 22, 2022 (8:30 AM Beijing/Hong Kong Time on August 23, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 29, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	855-669-9658
International:	1-412-317-0088
Replay Access Code:	3371733

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2022, the Company had over 149.3 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP net profit attributable to FinVolution Group,non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the rate in effect as of June 30, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,418,127	4,277,291	638,583
Restricted cash	4,073,414	3,791,647	566,078
Short-term investments	1,204,901	907,300	135,456
Investments	971,117	1,022,468	152,650
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB239,506 and RMB289,486 as of December 31, 2021 and June 30, 2022, respectively	931,798	1,237,150	184,702
Intangible assets	98,947	98,692	14,734
Property, equipment and software, net	112,397	102,767	15,343
Loans receivable, net of credit loss allowance for loans receivable of RMB427,873 and RMB386,602 as of December 31, 2021 and June 30, 2022, respectively	1,982,276	2,526,379	377,178
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB250,696 and RMB362,451 as of December 31, 2021 and June 30, 2022, respectively	1,890,846	2,114,238	315,647
Deferred tax assets	455,741	774,401	115,615
Right of use assets	49,138	33,334	4,977
Prepaid expenses and other assets	1,899,438	2,705,737	403,956
Goodwill	50,411	50,411	7,526

Total assets	18,138,551	19,641,815	2,932,445

Liabilities and Shareholders’ Equity
Deferred guarantee income	1,089,503	1,416,140	211,424
Liability from quality assurance commitment	3,188,561	3,286,946	490,728
Payroll and welfare payable	252,918	192,674	28,765
Taxes payable	200,648	198,354	29,613
Funds payable to investors of consolidated trusts	1,795,640	2,096,450	312,992
Contract liability	8,436	6,239	931
Deferred tax liabilities	137,632	173,630	25,922
Accrued expenses and other liabilities	722,247	839,753	125,372
Leasing liabilities	33,356	22,157	3,308

Total liabilities	7,428,941	8,232,343	1,229,055

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	16
Additional paid-in capital	5,694,733	5,715,772	853,342
Treasury stock	(324,171)	(444,165)	(66,312)
Statutory reserves	610,403	610,403	91,131
Accumulated other comprehensive income	(16,769)	31,531	4,707
Retained Earnings	4,690,951	5,434,341	811,326

Total FinVolution Group shareholders’ equity	10,655,250	11,347,985	1,694,210

Non-controlling interest	54,360	61,487	9,180

Total shareholders’ equity	10,709,610	11,409,472	1,703,390

Total liabilities and shareholders’ equity	18,138,551	19,641,815	2,932,445

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	952,405	1,052,129	157,079	1,714,030	2,053,492	306,578
Post-facilitation service fees	299,613	482,790	72,079	526,044	941,226	140,521
Guarantee income	665,706	709,506	105,926	1,324,887	1,321,628	197,314
Net interest income	308,499	282,934	42,241	588,917	552,056	82,420
Other Revenue	157,877	138,629	20,697	343,115	244,380	36,485

Net revenue	2,384,100	2,665,988	398,022	4,496,993	5,112,782	763,318

Operating expenses:
Origination, servicing expenses and other cost of revenue	(455,004)	(529,675)	(79,078)	(868,058)	(1,027,379)	(153,384)
Sales and marketing expenses	(473,194)	(327,149)	(48,842)	(807,410)	(659,129)	(98,405)
Research and development expenses	(104,647)	(115,967)	(17,313)	(198,431)	(228,370)	(34,095)
General and administrative expenses	(126,129)	(95,808)	(14,304)	(238,754)	(186,947)	(27,910)
Provision for accounts receivable and contract assets	(47,440)	(94,438)	(14,099)	(87,228)	(167,488)	(25,005)
Provision for loans receivable	(81,894)	(59,129)	(8,828)	(100,717)	(158,597)	(23,678)
Credit losses for quality assurance commitment	(391,116)	(787,136)	(117,516)	(835,992)	(1,446,145)	(215,904)

Total operating expenses	(1,679,424)	(2,009,302)	(299,980)	(3,136,590)	(3,874,055)	(578,381)

Operating profit	704,676	656,686	98,042	1,360,403	1,238,727	184,937

Other income, net	25,831	46,917	7,004	68,528	97,766	14,596

Profit before income tax expense	730,507	703,603	105,046	1,428,931	1,336,493	199,533
Income tax expenses	(110,074)	(118,416)	(17,679)	(215,745)	(217,047)	(32,404)

Net profit	620,433	585,187	87,367	1,213,186	1,119,446	167,129
Net profit attributable to non-controlling interest shareholders	(5,950)	3,977	594	(3,567)	3,573	533
Net profit attributable to FinVolution Group	626,383	581,210	86,773	1,216,753	1,115,873	166,596
Foreign currency translation adjustment, net of nil tax	(16,472)	50,846	7,591	(1,876)	48,300	7,211

Total comprehensive income attributable to FinVolution Group	609,911	632,056	94,364	1,214,877	1,164,173	173,807

Weighted average number of ordinary shares used in computing net income per share
Basic	1,422,064,339	1,422,833,623	1,422,833,623	1,413,726,359	1,427,265,435	1,427,265,435
Diluted	1,487,138,052	1,470,156,102	1,470,156,102	1,481,517,231	1,472,303,208	1,472,303,208
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.44	0.41	0.06	0.86	0.78	0.12
Diluted	0.42	0.40	0.06	0.82	0.76	0.11
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.20	2.04	0.30	4.30	3.91	0.58
Diluted	2.11	1.98	0.30	4.11	3.79	0.57

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2022		2021	2022

	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/ (used in) operating activities	119,460	(323,259)	(48,261)	274,351	(358,411)	(53,509)
Net cash provided by investing activities	980,789	1,942,342	289,984	1,675,628	199,167	29,734
Net cash provided by/ (used in) financing activities	(455,120)	(695,030)	(103,765)	(1,324,557)	(293,802)	(43,863)
Effect of exchange rate changes on cash and cash equivalents	(18,286)	32,539	4,857	(8,663)	30,443	4,545
Net increase in cash, cash equivalent and restricted cash	626,843	956,592	142,815	616,759	(422,603)	(63,093)
Cash, cash equivalent and restricted cash at beginning of period	6,106,317	7,112,346	1,061,846	6,116,401	8,491,541	1,267,754
Cash, cash equivalent and restricted cash at end of period	6,733,160	8,068,938	1,204,661	6,733,160	8,068,938	1,204,661

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	2,384,100	2,665,988	398,022	4,496,993	5,112,782	763,318
Less: total operating expenses	(1,679,424)	(2,009,302)	(299,980)	(3,136,590)	(3,874,055)	(578,381)
Operating Income	704,676	656,686	98,042	1,360,403	1,238,727	184,937
Add: share-based compensation expenses	21,413	24,792	3,701	36,852	44,890	6,702
Non-GAAP adjusted operating income	726,089	681,478	101,743	1,397,255	1,283,617	191,639
Operating Margin	29.6%	24.6%	24.6%	30.3%	24.2%	24.2%
Non-GAAP operating margin	30.5%	25.6%	25.6%	31.1%	25.1%	25.1%
Non-GAAP adjusted operating income	726,089	681,478	101,743	1,397,255	1,283,617	191,639
Add: other income, net	25,831	46,917	7,004	68,528	97,766	14,596
Less: income tax expenses	(110,074)	(118,416)	(17,679)	(215,745)	(217,047)	(32,404)
Non-GAAP net profit	641,846	609,979	91,068	1,250,038	1,164,336	173,831
Net profit attributable to non-controlling interest shareholders	(5,950)	3,977	594	(3,567)	3,573	533
Non-GAAP net profit attributable to FinVolution Group	647,796	606,002	90,474	1,253,605	1,160,763	173,298
Weighted average number of ordinary shares used in computing net income per share
Basic	1,422,064,339	1,422,833,623	1,422,833,623	1,413,726,359	1,427,265,435	1,427,265,435
Diluted	1,487,138,052	1,470,156,102	1,470,156,102	1,481,517,231	1,472,303,208	1,472,303,208
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.45	0.43	0.06	0.88	0.81	0.12
Diluted	0.43	0.41	0.06	0.84	0.79	0.12
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.26	2.13	0.32	4.41	4.07	0.61
Diluted	2.17	2.06	0.31	4.21	3.94	0.59